BlueBay
asset management

77 Grosvenor Street
London, W1K 3JR
tel: +44(0)20 7389 3700
fax: +44(0)20 7389 3499
www.bluebayinvest.com

**File No: 82-35048**

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
JUN 26 2008
THOMSON REUTERS

RECEIVED
2008 JUN 25 A 9:27

18 June 2008

08003378

**By Courier**

SUPPL

Dear Sir or Madam

**RE: BlueBay Asset Management plc**

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

We note from your website that currently two accounts under the name BlueBay Asset Management are listed; one referring to the Limited entity (CIK 0001383918) and the second to the Plc (CIK 0001402568). These do in fact refer to one and the same entity. BlueBay Asset Management Limited converted to a public limited company on 15 November 2006 and the registered office changed from Times Place to 77 Grosvenor Street on 16 November 2007 (documents evidencing the changes included in previous submissions to the SEC). I would therefore be grateful if you would update your records accordingly.

**Information Furnished**

Please find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed since the date of the previous list sent to you by the Company. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

dlw 6/25

BlueBay
asset management

Please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope also enclosed.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

Colleen Sutcliffe
Assistant Company Secretary
**BlueBay Asset Management plc**
77 Grosvenor Street, London, W1K 3JR

Tel: +44 (0)20 7389 3654
Fax: +44 (0)20 7930 7400

Email: csutcliffe@bluebayinvest.com

www.bluebayinvest.com

**File No: 82-35048**

## APPENDIX A

## MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

| **Press Release / Regulatory News Items** | | |
|---|---|---|
| **Title** | **Date of Release** | **Description** |
| Regulatory News Item | 21 April 2008 | Interim Management Statement |
| Regulatory News Item | 24 April 2008 | Holdings in Company |
| Regulatory News Item | 30 April 2008 | Total Voting Rights |
| Regulatory News Item | 30 May 2008 | Total Voting Rights |
| Regulatory News Item | 16 June 2008 | Trading Statement |

| **UK Companies House / FSA / UKLA Filings** | | |
|---|---|---|
| **Title** | **Stamp Date** | **Description** |
| NIL | | |

# Interim Management Statement



**21/04/2008**

RNS Number:7092S
BlueBay Asset Management PLC
21 April 2008

**INTERIM MANAGEMENT STATEMENT**

BlueBay Asset Management plc (BlueBay) announces the following interim management statement for the third quarter to 31 March 2008.

At 31 March 2008, BlueBay's assets under management amounted to US$18.7 billion, an increase of US$2.3 billion since 31 December 2007, when the reported assets under management were US$16.4 billion.

The breakdown of assets under management at 31 March 2008 compared to 31 December 2007 and 30 September 2007 is as follows:

| Product | 31 March 2008 | 31 December 2007 | Growth for three months to 31 March 2008 | 30 September 2007 | Growth for six months to 31 March 2008 |
|---|---|---|---|---|---|
| | US$ billions | US$ billions | | US$ billions | |
| | | | | | |
| Long/short | 6.2 | 5.6 | 10.9% | 5.6 | 11.9% |
| Long-only | 12.5 | 10.8 | 15.7% | 9.1 | 37.5% |
| TOTAL | 18.7 | 16.4 | 14.1% | 14.7 | 27.7% |

Note: AuMs rounded to nearest US$0.1 billion. Growth percentages based on actual AuM.

The increase in assets under management during the third quarter to 31 March 2008 can be broken down into net subscriptions of US$1.9 billion and fund appreciation of US$0.4 billion.

Performance fees, accrued on a financial accounting basis, for the same period are estimated to be £13.3 million; generated across BlueBay's range of products.

During the three months ended 31 March 2008, the blended return on BlueBay's long/short funds was -0.47% net of fees.

Commenting on the interim management statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"As indicated at the time of our interim results, flows into BlueBay's funds continue to be strong. Market conditions continue, however to be difficult and to limit the firm's ability to generate performance fees in the short term."

**For further information please contact:**

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO
Nick Williams, CFO
Alex Khein, COO



Brunswick Group LLP
Nigel Prideaux/Tim Williamson

020 7404 5959

**Notes to Editors:**

**Information on BlueBay**

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$18.7 billion of assets under management as at 31 March 2008, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers two distinct product lines: long/short funds and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

# Holding(s) in Company

## 24/04/2008

RNS Number:0736T
BlueBay Asset Management PLC
24 April 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: BlueBay Asset Management plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify): N/A

3. Full name of person(s) subject to the notification obligation: LB UK RE Holdings Ltd

4. Full name of shareholder(s) (if different from 3): N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different): 01/04/08

6. Date on which issuer notified: 03/04/08, clarified upon request on 16/04/08 and 23/04/08.

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details

A: Voting rights attached to shares

Class/type of shares: GB00B1G52761

Situation previous to the triggering transaction

| Number of shares | Number of voting rights |
|---|---|
| 11,108,572 | 11,108,572 |

Resulting situation after the triggering transaction

| Number of shares: Direct | Number of voting rights: Direct | Percentage of voting rights: Direct |
|---|---|---|
| 9,500,211 | 9,500,211 | 4.93%* |

B: Financial Instruments



Resulting situation after the triggering transaction

Type of financial instrument: N/A

Expiration date: N/A

Exercise/conversion period/date: N/A

No. of voting rights that may be acquired (if the instrument is exercised/ converted): N/A

Percentage of voting rights: N/A

Total (A+B)

Number of voting rights: 9,500,211

Percentage of voting rights: 4.93%*

*Based on issued share capital as at 01 April 2008, comprising 192,815,962 ordinary shares of 0.1p each fully paid.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

LB UK RE Holdings Ltd acquired 9,500,211 ordinary shares as part of the offer for the sale of ordinary shares described in BlueBay Asset Management plc's Prospectus dated November 2006.

14. Contact name: James Brace, Company Secretary

15. Contact telephone number: +00(0)20 7389 3700

# Total Voting Rights

## 30/04/2008

RNS Number:4528T
BlueBay Asset Management PLC
30 April 2008

BlueBay Asset Management plc (the "Company") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 192,940,962 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 192,940,962 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

# Total Voting Rights

## 30/05/2008

com:20080530:Rnsd6584V

.
RNS Number : 6584V

BlueBay Asset Management PLC

30 May 2008

BlueBay Asset Management plc (the "Company") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 192,965,962 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 192,965,962 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

# Trading Statement

## 16/06/2008

com:20080616:RnsP7476W

RNS Number : 7476W

BlueBay Asset Management PLC

16 June 2008

Trading Statement

BlueBay Asset Management plc (the "Company") today announces an update on the Company's current trading.

At the time of the Company's most recent trading statement on 21 April, the Company noted that flows into its funds continued to be strong. The Company also noted that market conditions were difficult and were limiting the firm's ability to generate performance fees in the short term. These themes have continued over the intervening weeks; and, as a result:

* Net inflows for the first five months of the second half have totalled US$3.5 billion (US$6.0 billion fiscal year to date); of which US$2.9 billion have been into long-only products and US$0.6 billion into long/short products. This compares to the Company's previous forecast of US$2.5 billion for the full six month period to 30 June 2008 and US$5.0 billion for the full fiscal year. The Company consequently anticipates that net inflows for the full six month period are likely to be higher than previously forecast.

* Performance fees accrued on a financial accounting basis over the first five months of the second half have totalled approximately £4 million; bringing fiscal year to date performance fees to approximately £22.7 million. While the eventual outcome for the full year will be dependent upon trading during June, it appears likely that performance fees for the full period will therefore be lower than previously anticipated.

The aggregate of the above leads the Company to expect that profits on ordinary activities before tax for the year to 30 June 2008 are likely to be lower than current market expectations; but broadly similar to profits on ordinary activities before tax achieved in the previous financial year.

The Company further notes that it expects shortly to complete a Share Conversion in relation to its US$2.7 billion Value Recovery Fund (the "Fund"). Under the terms of the Conversion, which has been voluntarily subscribed for by in excess of 80% of the Fund's shareholders, the Company has agreed to reduce its management and performance fees on the Fund to 1% per annum and 15% per annum respectively; for a limited period of 30 months, commencing 1 July 2008. In exchange, shareholders have agreed to amended liquidity terms; which (inter alia) prohibit redemptions prior to July 2009 and significantly restrict them thereafter. The Conversion, which remains subject to Fund board approval, is designed to ensure that the Fund - which has a strong book of assets, a good performance track record, is unleveraged and has unused, committed financing facilities available to it

- is strongly positioned ahead of the upcoming, fresh distressed debt cycle.

The Company will issue a further trading update prior to entering its close period on 18 July.

Commenting on the trading update, Hugh Willis, BlueBay's Chief Executive Officer said:

"Our current financial year has coincided with the worst credit market conditions seen in many years. While disappointing, it is therefore unsurprising that performance fee generation for the period has been modest. Asset growth has been very strong, however; reflecting both the appetite of investors for credit product at this point in the cycle; and the strength of the Company's specialist credit franchise. In addition, despite radically less favourable trading conditions, our profits on ordinary activities before tax for the year are expected to be broadly similar to those achieved in the previous year. While market conditions are likely to remain volatile in the near term, we continue to be well positioned to benefit both from the strong secular growth trends that have driven BlueBay's growth to date; and from the clear cyclical opportunity currently developing in credit markets."

For further information please contact:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO,

Nick Williams, CFO

Alex Khein, COO

Brunswick Group LLP 020 7404 5959

Nigel Prideaux/Tim Williamson

Notes to Editors:
Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$18.7 billion of assets under management as at 31 March 2008, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specializes in two major sub-asset classes of credit - European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers two distinct product lines: long/short funds and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics.
BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.



END